JOSEPH GUNNAR & CO., LLC

30 Broad Street, 11th Floor

New York, New York 10004

February 8, 2017

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention: Jennifer Gowetski, Senior Counsel

Re:     Sachem Capital Corp.

Registration Statement on Form S-11;

(SEC File No. 333-214323)

Dear Ms. Gowetski:

Acting as representative to the several underwriters, we hereby join in the request of Sachem Capital Corp. that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on February 9, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between January 25, 2017 and February 8, 2017, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectuses dated January 25, 2017 and February 8, 2017 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses. We have been informed by the other underwriters participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.

Very Truly Yours,

By:   JOSEPH GUNNAR & CO., LLC

By:  /s/ Eric Lord

Name:   Eric Lord

Title:   Head of Investment Banking/Underwritings

Global Equity Capital Markets